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WRITER'S DIRECT NUMBER:

81-3-5251-020[redacted]

February 5, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith is an English language press release issued by the Company on January 26, 2004. Additionally, on February 2, 2004, the Company filed its Third Quarter Financial Results with the Tokyo and Osaka Stock Exchanges without preparing an English translation. We have therefore furnished an English summary of the filing below:

- Japanese-language Third Quarter Financial Results for the nine months ended December 31, 2003, as filed with the Tokyo and Osaka Stock Exchanges on February 2, 2004, which includes:

  1. Notes to the third quarter financial information

  2. Summary of financial results for the nine months ended December 31, 2003

(1) Key indices and discussions of consolidated financial results for the nine months ended December 31, 2003
(2) Key indices and discussions of consolidated financial position as of December 31, 2003

3. Projected results for the year ending March 31, 2004

4. Consolidated financial statements for the nine months ended December 31, 2003
   - Consolidated balance sheets
   - Consolidated statements of income
   - Consolidated net sales by segment

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Masahisa Ikeda

Masahisa Ikeda

Enclosures

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

January 26, 2004

OLYMPUS DEVELOPS NEW FREE-SHAPED PRISM TYPE THIN LENS UNIT AND ANNOUNCES PLANS TO ENTER CELLPHONE CAMERA MODULE MARKET

Summary

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the development of an all-new, Free-Shaped Prism Type Lens Unit for use in camera-equipped cellular telephones. A prototype camera module with a thickness of 8.5 millimeters has been produced using the new lens unit, and has been demonstrated to support 1.3-megapixel resolutions. It is the thinnest such unit yet developed, and is notable for its potential to meet the performance demands of image sensors with a resolution in excess of two megapixels. A fully functional camera module incorporating the new lens unit and an image sensor is scheduled to be available in the fall of 2004.

Development Background

Camera-equipped cellular telephones have been adopted by a wide range of users and their popularity continues to grow. Accompanying this trend, there has been a dramatic increase in the performance capabilities of the digital camera component of such telephones. In fact, cellphones equipped with 2-megapixel-class camera modules have already appeared on the market.

As more precise digital zoom functions are introduced and demand for higher image definition grows, camera-equipped cellphones with even higher pixel counts are expected to appear. However, with the coaxial type lens units currently used in camera-equipped cellphones, the thickness of the lens unit increases in proportion to the pixel count, and it has been clear for some time that a different design approach is needed to move forward.



Free-Shaped Prism Type Lens Unit

Characteristics of the Free-Shaped Prism Type Thin Lens Unit

The defining characteristic of the Olympus-developed free-shaped prism type thin lens unit is that it uses two horizontally positioned free-shaped prisms with complex light paths to deliver light to the receiving image sensor (Fig. 1). With conventional coaxial lens units, the lens elements are stacked on top of each other (Fig. 2), and to obtain the optical performance needed to support high-pixel-count image sensors, more elements must be added. As a result, the thickness of the lens unit must be increased. With free-shaped prism type lens units, the horizontal arrangement of the lenses has little impact on thickness, and it is possible to achieve the optical performance needed to support high pixel counts without increasing the overall thickness of the camera module.

In addition, the asymmetrical design of the reflective and refractive surfaces within the free-shaped prisms makes it possible to correct image aberration with a very small number of components. In the current prototype, two free-shaped prisms provide performance equivalent to a conventional coaxial lens that has three to five lens elements, and can achieve theoretical resolutions of 250 line-pairs per millimeter at the center, and 200 line-pairs per millimeter at the periphery.

The extremely complex internal light path of the free-shaped prisms also effectively aligns the light rays so that they are traveling parallel to one another when they exit the lens unit. As a result, all of the light rays strike the surface of the image sensor at a perpendicular angle. With coaxial lens units, light rays at the periphery of the lens tend to diverge from the optical axis and strike the image sensor diagonally, resulting in poor image quality at the periphery. With the new thin lens unit, light strikes all areas of the image sensor – from the center to the periphery – at a perpendicular angle, resulting in consistently high edge-to-edge image quality.



Fig. 1 – Free-Shaped Prism Type Lens Structure & Light Path



Fig. 2 – Coaxial Lens Structure & Light Path

Future Plans

In the future, Olympus plans to market a camera module that incorporates a free-shaped prism type thin lens unit, image sensor, flexible circuit board, and other related components. Test production at the Tatsuno Plant will begin in the spring of 2004, and full-scale production and sales of the module to cellular telephone equipment manufacturers are scheduled to begin in the fall. Annual sales of camera modules for camera-equipped cellular telephones are expected to reach ¥30 billion in three years.

*1 Free-shaped prism: An optical element that functions as a lens, and which is produced by combining asymmetrical, free-shaped lens and prism components into a single unit.

*2 Optical aberration: The deviation of light rays from an ideal path. The greater the aberration, the poorer the image quality.

For further information, please contact:
Public Relations, Olympus Corporation
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: +81-3-3340-2374 Fax: +81-3-3340-2130